Filed by Provident Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Provident Bancorp, Inc.

File No. 001-37504

FOR IMMEDIATE RELEASE

Contact:	David P. Mansfield
President and Chief Executive Officer
Telephone:	(603) 334-1250

PROVIDENT BANCORP, INC. ENDS COMMUNITY OFFERING

Amesbury, Massachusetts, September 17, 2019 — Provident Bancorp, Inc. (the “Company”), the stock holding company of The Provident Bank, announced today that Provident Bancorp, Inc., a newly formed Maryland corporation (“New Provident”) that is the proposed successor holding company for The Provident Bank, has ended its community stock offering in connection with the Company’s previously announced plans to become a fully public company.

The completion of the conversion and offering remains subject to the receipt of all regulatory approvals and the approval of the Company’s stockholders.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock of the new holding company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation, any other government agency or the Depositors Insurance Fund.

The Company has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Stockholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the Securities and Exchange Commission by the Company and New Provident free of charge at the Securities and Exchange Commission’s website, www.sec.gov.

The directors, executive officers, and certain other members of management and employees of the Company are participants in the solicitation of proxies in favor of the conversion from the stockholders of the Company. Information about the directors and executive officers of the Company is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

Certain statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “may,” “will,” “would,” “intend,” “believe,” “expect,” “plan,” “estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. These statements are based upon the current beliefs and expectations of Company management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. Factors that could cause such differences to exist include, but are not limited to: the failure to obtain the final approvals of the Board of Governors of the Federal Reserve or the Massachusetts Commissioner of Banks for the proposed conversion and related stock offering, delays in obtaining such approvals, or adverse conditions imposed in connection with such approvals; those related to the real estate and economic environment, particularly in the market areas in which the Company operates; fiscal and monetary policies of the U.S. Government; changes in government regulations affecting financial institutions, including regulatory compliance costs and capital requirements; fluctuations in the adequacy of loan loss reserves; decreases in deposit levels necessitating increased borrowing to fund loans and investments; operational risks including, but not limited to, cybersecurity, fraud and natural disasters; the risk that the Company may not be successful in the implementation of its business strategy; changes in prevailing interest rates; credit risk management; asset-liability management; and other risks described in the Company’s filings with the Securities and Exchange Commission, which are available at the SEC’s website, www.sec.gov.

The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above or other factors could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically disclaims any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

About Provident Bancorp, Inc.

Provident Bancorp, Inc. is the holding company for The Provident Bank. The Bank is an innovative, commercial bank that finds solutions for its business and private clients. The Bank is committed to strengthening the economic development of the regions it serves, by working closely with businesses and private clients and delivering superior products and high-touch services to meet their banking needs. The Bank has offices in Massachusetts and New Hampshire. All deposits are insured in full through a combination of insurance provided by the Federal Deposit Insurance Corporation and the Depositors Insurance Fund. For additional information, visit www.theprovidentbank.com.